December 5, 2024

Gary Evans
Co-Chief Executive Officer
UNITED STATES ANTIMONY CORP
P.O. Box 643
Thompson Falls, MT 59873

       Re: UNITED STATES ANTIMONY CORP
           Registration Statement on Form S-3
           Filed on November 29, 2024
           File No. 333-283523
Dear Gary Evans:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Dean Colucci